Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated March 30, 2015, with respect to the consolidated balance sheet of Engineered Products Acquisition Limited and its subsidiaries as of December 31, 2013 and the related consolidated profit and loss account, cash flow statement and reconciliation of movements in shareholders’ funds for the year ended December 31, 2013, incorporated herein by reference to the Form 10-K of Uniroyal Global Engineered Products, Inc. (formerly Invisa, Inc.), filed on March 30, 2015. The aforementioned financial statements are not incorporated by reference in this Form S-8.

/s/ KPMG LLP

KPMG LLP

Manchester, United Kingdom

September 30, 2015